Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	Laurie S. Silvers

Address of Joint Filer:	2225 Glades Road, Suite 221A
Boca Raton, FL 33431

Relationship of Joint Filer to Issuer:	Director
Officer (Vice Chairperson and President)

Issuer Name and Ticker
or Trading Symbol:	Hollywood Media Corp. (HOLL)

Date of Earliest Transaction	March 7, 2011
Required to be Reported
(Month/Day/Year)

Designated Filer:	Mitchell Rubenstein